Exhibit (c)(9)

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL • Uniper have chartered 2 FSRUs at a reported $150 - $180,000/day for 10 years • RWE has chartered an FSRU at $150,000/day • Snam has acquired an FSRU for an undisclosed amount (HMLP indicates $350 million) • HMLP suggests the capex rates are closer to $120-140,000/day

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL

© POTEN & PARTNERS 2009 CONFIDENTIAL • Vessel is idle for 18 months and is upgraded at a cost of $35 million to increase send-out capacity. Opex incurred during idle time. • Vessel is redeployed at capex rate of $65,000/day. 10 year contract duration each time, 9 months idle between contracts and $5m class renewal costs every 5th year. Vessel is scrapped at 35 years of age. • Design work may be contingent on proposed location for the next assignment, not simply upgrade to send-out capacity. • Opex can be reduced/minimized with vessel in semi-layup.

© POTEN & PARTNERS 2009 CONFIDENTIAL • Vessel is idle for 18 months and is upgraded at a cost of $35 million to increase send-out capacity. • Opex incurred during idle time. • Vessel is redeployed at capex rate of $65,000/day. 10 year contract duration each time, 9 months idle between contracts and $5m class renewal costs every 5th year. Vessel is scrapped at 35 years of age. • Opex can be reduced/minimized with vessel in semi-layup.

© POTEN & PARTNERS 2009 CONFIDENTIAL • Vessel is idle for 18 months and is upgraded at a cost of $35 million to increase send-out capacity. • Opex incurred while idle. • Vessel is redeployed at capex rate of $65,000/day. 10 year contract duration each time, 9 months idle between contracts and $5m class renewal costs every 5th year. • Vessel is scrapped at 35 years of age. • Opex can be reduced/minimized with vessel in semi-layup.

© POTEN & PARTNERS 2009 CONFIDENTIAL • When the contract expires in 2034, vessel is upgraded for $35m and idle for 2 months. Opex incurred during this period. • Vessel is redeployed at capex rate of $65,000/day. 10 year contract duration each time, 9 months idle between contracts and $5m class renewal costs every 5th year. Vessel is scrapped at 35 years of age. • Opex can be reduced/minimized with vessel in semi-layup.

© POTEN & PARTNERS 2009 CONFIDENTIAL • In the case of status quo, there may be some adjustment of capex rate • Change in charterer’s market fundamentals is not normally a basis for termination unless it falls in a force majeure category. However, that could be tempered by lack of trading capacity as an LNGC • Charterer may have other opportunities to use FSRU elsewhere in Indonesia which might limit PGN losses

© POTEN & PARTNERS 2009 CONFIDENTIAL • From a positive perspective, and unlike PGN FSRU Lampung, these vessels can be operated as LNGCs if required • On this basis, a reduction to $90-100,000/day could be considered reasonable. • Having initiated termination arbitration, extension, even at a lower rate, will most likely be considered unacceptable by the charterer.

© POTEN & PARTNERS 2009 CONFIDENTIAL • It is assumed that this termination value would be the discounted value of future hire payments. • PGN would not have other FSRU options available in the market • Any replacement vessel will require substantial modification to suit the Tower Yoke mooring structure • Engineering studies should be carried out now, in advance of arbitration decision, to avoid any loss of time when decision is announced • HMLP may need to bear additional costs and off-hire associated with this option

© POTEN & PARTNERS 2009 CONFIDENTIAL • The initial estimate was $35 million and about 2 months to carry out an upgrade of the send-out capacity

© POTEN & PARTNERS 2009 CONFIDENTIAL